Exhibit 99.1

NexGen Commences Summer Drilling Program at Arrow

VANCOUVER, June 21, 2018 /CNW/ - NexGen Energy Ltd. ("NexGen" or the "Company") (TSX:NXE, NYSE MKT:NXE) is pleased to announce that the summer 2018 drilling program has commenced at the 100% Company owned, Rook I property, in the Athabasca Basin, Saskatchewan.

The summer 2018 drilling program will target 20,400 m using four diamond drill rigs which is estimated to cost $8.3 million and will focus on three key objectives:

  Test the newly identified area 160 m northwest of the A0 shear zone where hole AR-18-208c1, the last hole of the winter 2018 drill program, intersected 10.5 m of total composite mineralization including 0.2 m of off-scale radioactivity (>10,000 to 32,800 cps), identifying a potentially entirely new zone of mineralization.
  Test near-Arrow Deposit targets, with systematic wide spaced step-outs from known mineralization. Target areas are along strike to the southwest of AR-16-090c3 which intersected 13.0 m at 8.09% U3O8 and northeast of AR-18-189c4 that intersected 40.0m of total composite mineralization including 3.9m of off-scale radioactivity (>10,000 to >61,000 cps) in the A1 and A2 shear zones.
  Drilling to determine locations for potential shafts including footwall characterization holes. Results will be incorporated into the maiden Pre-Feasibility Study ("PFS") to be released late Q3 / early Q4 2018. Target area locations are shown in plan and long section view in Figures 1 to 3.

Development, Activities & Financial

  Pre-feasibility staged technical studies continue to advance, updated Mineral Resource Estimate and maiden Pre-Feasibility Study scheduled for the end of Q3 / early Q4 2018.
  The Company has cash on hand of approximately $145 million.

Troy Boisjoli, Vice-President, Operations and Project Development, commented: "This summer's drill program focusses on meeting the following objectives; increasing the order of magnitude understanding of the Arrow Deposit globally and advancing project characterization for future development. From discovery to date, there has been 218,000 m of drilling at Arrow, yet the deposit remains open on strike, across strike and down dip. The drilling will target the areas on strike of Arrow in both directions as well as 160 m northwest of the recently discovered A0 shear. The shaft pilot hole program will be the most technical of any drilling projects undertaken to date at the Arrow Deposit. "

Leigh Curyer, Chief Executive Officer, commented: "The team is looking forward to boldly testing the newly discovered zones at Arrow. The conclusion of the 2018 winter drill program left many zones to test. This program focuses on continued exploration to determine the yet to be defined global nature of mineralization at Arrow, whilst advancing project characterization for future development. Further, the new  state of the art core logging facility was recently commissioned on time and budget in readiness for summer. The facility is considered one of the most leading edge facilities world-wide for geological core analysis and is a credit to the entire NexGen team for its concept and construction."

Figure 1: Arrow Deposit Summer 2018 Drilling Program (CNW Group/NexGen Energy Ltd.)

Figure 2: A2 Shear Mineralized Long Section (CNW Group/NexGen Energy Ltd.)

Figure 3: A4 Shear Mineralized Long Section (CNW Group/NexGen Energy Ltd.)

About NexGen

NexGen is a British Columbia corporation with a focus on the acquisition, exploration and development of Canadian uranium projects. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production.

NexGen owns a portfolio of prospective uranium exploration assets in the Athabasca Basin, Saskatchewan, Canada, including a 100% interest in Rook I, location of the Arrow Deposit in February 2014, the Bow discovery in March 2015, the Harpoon discovery in August 2016 and the Arrow South discovery in July 2017. The Arrow deposit's updated mineral resource estimate with an effective date of December 20, 2016 was released in March 2017, and comprised 179.5 M lbs U3O8 contained in 1.18 M tonnes grading 6.88% U3O8 in the Indicated Mineral Resource category and an additional 122.1 M lbs U3O8 contained in 4.25 M tonnes grading 1.30% U3O8 in the Inferred Mineral Resource category.

Leigh Curyer
Chief Executive Officer
NexGen Energy Ltd.
+1 604 428 4112
lcuryer@nexgenenergy.ca
www.nexgenenergy.ca

Travis McPherson
Vice President Corporate Development
NexGen Energy Ltd.
+1 604 428 4112
tmcpherson@nexgenenergy.ca
http://www.nexgenenergy.ca

Technical Information

Natural gamma radiation in drill core reported in this news release was measured in counts per second (cps) using a Radiation Solutions Inc. RS-120 gamma-ray scintillometer. The reader is cautioned that total count gamma readings may not be directly or uniformly related to uranium grades of the rock sample measured; they should be used only as a preliminary indication of the presence of radioactive minerals.

Split core samples will be taken systematically, and intervals will be submitted to SRC Geoanalytical Laboratories (an SCC ISO/IEC 17025: 2005 Accredited Facility) of Saskatoon for analysis. All samples sent to SRC will be analyzed using ICP-MS for trace elements on partial and total digestions, ICP-OES for major and minor elements on a total digestion, and fusion solution of boron by ICP-OES. Mineralized samples are analyzed for U3O8 by ICP-OES and select samples for gold by fire assay. Assay results will be released when received and after stringent internal QA/QC protocols are passed.

All scientific and technical information in this news release has been prepared by or reviewed and approved by Mr. Troy Boisjoli, Geoscientist Licensee, Vice President – Operations & Project Development for NexGen. Mr. Boisjoli is a qualified person for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"), and has verified the sampling, analytical, and test data underlying the information or opinions contained herein by reviewing original data certificates and monitoring all of the data collection protocols.

For details of the Rook I Project including the quality assurance program and quality control measures applied and key assumptions, parameters and methods used to estimate the mineral resource please refer to the technical report entitled "Technical Report on the Preliminary Economic Assessment of the Arrow Deposit, Rook 1 Property, Province of Saskatchewan, Canada" dated effective September 1, 2017 (the "Rook 1 Technical Report") prepared by Jason J. Cox, David M. Robson, Mark B. Mathisen, David A. Ross, Val Coetzee and Mark Wittrup, each of whom is a "qualified person" under NI 43-101. The Rook I Technical Report is available for review under the Company's profile on SEDAR at www.sedar.com.

U.S. investors are advised that while the terms "indicated resources" and "inferred resources" are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize these terms. U.S. investors are cautioned not to assume that any part or all of the material in these categories will ever be converted into mineral reserves.

Forward-Looking Information

The information contained herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. "Forward-looking information" includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen's business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the proposed transaction will be completed, the results of planned exploration activities are as anticipated, the price of uranium, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen's planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, negative operating cash flow and dependence on third party financing, uncertainty of the availability of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, imprecision of mineral resource estimates, the appeal of alternate sources of energy and sustained low uranium prices, aboriginal title and consultation issues, exploration risks, reliance upon key management and other personnel, deficiencies in the Company's title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licenses, changes in laws, regulations and policy, competition for resources and financing, and other factors discussed or referred to in the Company's Annual Information Form dated March 31, 2017 under "Risk Factors".

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.

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CO: NexGen Energy Ltd.

CNW 06:30e 21-JUN-18